UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Nature’s Sunshine Products, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
639027101
(CUSIP NUMBER)
Phil Frohlich
1924 South Utica, Suite #1120
Tulsa, Oklahoma 74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
Not Applicable
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	639027101

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		1,865,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,865,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,865,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON

	IA

CUSIP No.	639027101

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,865,383

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,865,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,865,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	639027101

1	NAMES OF REPORTING PERSONS PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,865,383

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,865,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,865,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	639027101

1	NAMES OF REPORTING PERSONS PHIL FROHLICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		1,865,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,865,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,865,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of common stock of Nature’s Sunshine Products, Inc., a Utah corporation (the “Issuer”).
This Schedule 13D relates to shares of Common Stock, no par value, of the Issuer (the “Common Stock”) purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 1,865,383 shares of Common Stock held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,865,383 shares of Common Stock held by Prescott Master Fund. Prescott Capital’s, the Small Cap Funds’ and Mr. Frohlich’s beneficial ownership of shares of Common Stock were previously reported in a Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008.
Item 1. Security and Issuer
Securities acquired: Shares of Common Stock, no par value (the “Common Stock”).
Issuer:	Nature’s Sunshine Products, Inc. 75 East 1700 South Provo, Utah 84606
Item 2. Identity and Background
(a) This Schedule 13D is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap II and Phil Frohlich (collectively, the “Reporting Persons”). Because Phil Frohlich is the managing member of Prescott Capital, which is the general partner of the Small Cap Funds (with Phil Frohlich and Prescott Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by the Small Cap Funds. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.
(b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma, 74104.

(c) The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of the Small Cap Funds. The principal business of the Small Cap Funds is investing in securities.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Prescott Capital and the Small Cap Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.
Item 3. Source and Amount of Funds
As of May 28, 2009, the Small Cap Funds had invested $16,257,706 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of the Small Cap Funds.
Item 4. Purpose of the Transaction
The Small Cap Funds purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.
On February 27, 2009, Prescott Master Fund made a written demand, pursuant to Section 16-10a-702(1)(b) of the Utah Revised Business Corporation Act (the “URBCA”), that the Issuer hold a special meeting of shareholders, or in lieu thereof an annual meeting of shareholders, for the purpose of electing a slate of directors proposed by Prescott Master Fund. On March 10, 2009, Prescott Master Fund made a written demand, pursuant Section 16-10a-1601(3) of the URBCA, that Prescott Master Fund be allowed to inspect and copy the record of shareholders required to be maintained by the Issuer pursuant to Section 16-10a-1601(3) of the URBCA. The stated purpose for such inspection was to solicit proxies from the Issuer’s shareholders for the purpose of voting on the election of directors and other matters presented at the meeting of shareholders. Prescott Master Fund informed the Issuer that on April 3, 2009, it commenced a legal action in the Fourth Judicial District Court for Utah County, Utah (Prescott Group Aggressive Small Cap Master Fund, G.P. v. Nature’s Sunshine Products, Inc., Civil No. 090401518) in order to petition the court to order an annual meeting of shareholders for the purpose of electing directors of the Issuer. The complaint was filed with the court, but not served on the Issuer.

On May 22, 2009, Prescott Master Fund entered into a settlement and voting agreement (the “Prescott Agreement”) with the Issuer and Kristine F. Hughes, Eugene L. Hughes and Pauline Hughes Francis in their capacity as shareholders of the Issuer (collectively, the “Hughes Parties”). The Prescott Agreement provides, among other things, that, effective on or about June 7, 2009, ten days following the date of the mailing of an Information Statement to the Issuer’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and regulations promulgated thereunder, (i) the authorized number of directors of the Issuer’s board of directors (the “Board”) will be increased to eight directors in accordance with Section 3.2 of the Bylaws of the Issuer, (ii) with the exception of Kristine F. Hughes, all of the current members of the Board will resign as members of the Board, resulting in seven vacancies on the Board, and (iii) Michael D. Dean, Albert R. Dowden, Douglas Faggioli, Pauline Hughes Francis, Willem Mesdag, Jeffrey D. Watkins and Candace K. Weir will be appointed to fill such vacancies on the Board and will serve as directors until the next annual meeting of shareholders at which directors are elected and until their respective successors are duly elected and qualified, unless they resign, are removed or are otherwise disqualified from serving as a director of the Issuer (Ms. Francis is currently a director of the Issuer, and her resignation and reappointment are for the purpose of changing the Board class to which she is assigned). Jeffrey D. Watkins serves as President of Prescott Capital. In addition, Prescott Master Fund agreed in the Prescott Agreement to withdraw its written demand that the Issuer hold a shareholder meeting and to dismiss the legal action against the Issuer.
The Prescott Agreement also provides that, at the next annual meeting of shareholders, the Issuer will nominate, and Prescott Master Fund and the Hughes Parties will vote all of the shares of Common Stock beneficially owned by them in favor of, each of Willem Mesdag and Jeffrey D. Watkins as Class I directors, Michael D. Dean, Douglas Faggioli and Candace K. Weir as Class II directors and Kristine F. Hughes, Pauline Hughes Francis and Albert R. Dowden as Class III directors. Prescott Master Fund has delivered its irrevocable proxy to Kristine F. Hughes and Pauline Hughes Francis to vote the shares of Common Stock it beneficially owns in such manner. Such voting arrangement and proxy will expire immediately following the next annual meeting of shareholders or any adjournment or postponement thereof, or December 31, 2009, whichever is earlier.
Contemporaneously with the Prescott Agreement, the Issuer and the Hughes Parties entered into voting agreements (the “Voting Agreements”) with each of Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and Paradigm Capital Management, Inc., each a shareholder of the Issuer. The Voting Agreements contain the same obligations respecting the reconstitution of the Issuer’s Board and voting at the next annual meeting of shareholders as contained in the Prescott Agreement.
Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of its shares of Common Stock depending upon an ongoing evaluation of their investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Item 5. Interest in Securities of the Issuer
The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 15,510,159 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 31, 2008 pursuant to the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on May 21, 2009.
(a) As of May 28, 2009, the Small Cap Funds beneficially owned 1,865,383 shares of Common Stock, representing approximately 12.0% of the issued and outstanding Common Stock of the Issuer.
Prescott Capital, as the general partner of the Small Cap Funds, may also be deemed to beneficially own the 1,865,383 shares of Common Stock held by the Small Cap Funds, representing approximately 12.0% of the issued and outstanding Common Stock of the Issuer.
In addition, Phil Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 1,865,383 shares of Common Stock beneficially owned by the Small Cap Funds.
Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by the Small Cap Funds except to the extent of their pecuniary interest therein.
(b) Prescott Capital and Phil Frohlich have the sole power to vote and dispose of the shares of Common Stock owned by the Small Cap Funds reported in this Schedule 13D.
The filing of this Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 1,865,383 shares of Common Stock owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.
(c) The Reporting Persons have had no transactions in the Common Stock during the past sixty (60) days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than the revocable proxies and other arrangements as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement by and among Prescott Capital, the Small Cap Funds and Mr. Frohlich dated May 28, 2009.

Exhibit 99.2
Settlement and Voting Agreement by, between and among the Issuer, Prescott Master Fund and the Hughes Parties dated May 22, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on May 28, 2009).

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 28, 2009

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich

Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich

Phil Frohlich

Exhibit Index
Exhibit 99.1	Joint Filing Agreement by and among Prescott Capital, the Small Cap Funds and Mr. Frohlich dated May 28, 2009.

Exhibit 99.2
Settlement and Voting Agreement by, between and among the Issuer, Prescott Master Fund and the Hughes Parties dated May 22, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on May 28, 2009).